UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TD Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

87250W202
(CUSIP Number)

With Copies to: Stanley Yang Chief Financial Officer 39, Xinzhou 11th Street, Futian District, Shenzhen, Telephone: +86 185 1851 3075

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Chaoliang Yang

No. 1106, Building 8, Dinghui Xili, Haidian District, Beijing

Telephone: +86 189 234 41379

January 30, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

SCHEDULE 13D

CUSIP No.	87250W202

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chaoliang Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,750,000
	8	SHARED VOTING POWER
--
	9	SOLE DISPOSITIVE POWER
10,750,000
	10	SHARED DISPOSITIVE POWER
--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

[1]	The percentage is calculated on the basis of the sum of (i) 107,911,081 shares of common stock of the Issuer issued and outstanding as of January 24, 2023, and (ii) 35,000,000 shares of common stock to be issued pursuant to the Securities Purchase Agreement (as defined below).

Page 3 of 5 Pages

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock of TD Holdings, Inc., a company incorporated under the laws of the State of Delaware (the “Issuer”). The Issuer’s principal executive office is located at 39, Xinzhou 11th Street, Futian District, Shenzhen, Guangdong Province, China.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Chaoliang (the “Reporting Person”).

(b)	The Reporting Person’s business address is No. 1106, Building 8, Dinghui Xili, Haidian District, Beijing.

(c)	The present principal occupation of Reporting Person is self employed.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject or, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of People’s Republic of China.

Item 3. Source and Amount of Funds or Other Considerations

On January 9, 2023, the Reporting Person entered into that certain securities purchase agreement with the Issuer and other purchases thereof, a copy of which is attached hereto as Exhibit A (the “Securities Purchase Agreement”). The description of the Securities Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference. The Securities Purchase Agreement contains customary representations, warranties and indemnities from the Reporting Person, the Issuer, and the other parties thereof for a transaction of this nature.

Pursuant to the Securities Purchase Agreement, the Reporting Person acquired 5,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), of the Issuer at a purchase price of US$1.21 per share on January 30, 2023. Prior to such purchase, the Reporting Person purchased a total of 5,750,000 shares of Common Stock of the Issuer through private placement transactions. As of the date of this report, the Reporting Person holds a total of 10,750,000 shares of Common Stock of the Issuer, representing approximately 7.5% of the Issuer’s outstanding Common Stock.

The Reporting Person used his own cash on hand for the purchase of all of the shares held by the Reporting Person.

Item 4. Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

Page 4 of 5 Pages

The purpose of the acquisition is for investment only. The Reporting Person intends to review the investment in the Issuer on an ongoing basis, and may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments.

Except as set forth in this statement, the Reporting Person has no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b)	The information set forth on the cover page of this Schedule 13D is hereby incorporated herein by reference.

(c)	Other than the acquisition of the shares as reported in this Schedule 13D, no actions in the Common Stock were effected during the past sixty (60) days by the Reporting Person.

(d)	None.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 9, 2023, the Reporting Person, the Issuer, and the other parties thereof have entered into the Securities Purchase Agreement as described in Items 3 and 4 above.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6. The Agreement is filed as Exhibit A hereto and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit A	Securities Purchase Agreement, dated as of January 9, 2023, among the Issuer and the other parties thereof (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 10, 2023

Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2023	By:	/s/ Chaoliang Yang
	Name:	Chaoliang Yang